UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☒ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:
CountertopSmart, Inc.

Legal status of Issuer:

Form:
Corporation

Jurisdiction of Incorporation/Organization:
Delaware

Date of Organization:
January 15, 2019

Physical Address of Issuer:
5103 Hedgewood Drive, Austin, TX 78745, United States

Website of Issuer:
https://countertopsmart.com

Current Number of Employees:
3

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$72,022	$59,145
Cash and Cash Equivalents	$49,835	$51,165
Accounts Receivable	$0	$0
Short-term Debt	$138,146	$165,513
Long-term Debt	$1,053,086	$683,165
Revenues/Sales	$379,383	$246,524
Cost of Goods Sold	$47,958	$31,138
Taxes Paid	$0	$0
Net Income	-$329,677	-$364,284

Annual Report for Form C-AR

of

CountertopSmart, Inc.

A Delaware corporation

April 27, 2022

COUNTERTOPSMART, INC.

CountertopSmart, Inc., a Delaware corporation ("**Countertopsmart,**" the "**Company**," "**we**," "**us**", or "**our**") is providing the information contained in this Form C-AR (together with all attachments and documentation incorporated herein by reference, the "**Form C-AR**") for the purpose of furnishing certain information about the Company as required under in 17 C.F.R. § 227.202.

You should rely only on the information contained in this Form C-AR, which will be filed with EDGAR and posted on the Company's website. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. This Form C-AR does not constitute an offer to sell or buy securities. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

This Form C-AR may not be reproduced or used for any purpose other than the purpose stated above.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR contains forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on our assumptions, based on information currently available to us, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

You are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR is accurate only as of the date of those respective documents and is based on information available to us on those dates. While this Form C-AR is dated as of the date set forth on the cover page of this Form C-AR, certain information is provided as of earlier dates, such as our financial statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

YOU SHOULD NOT CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION APPLICABLE TO YOUR PARTICULAR FINANCIAL OR TAX SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, LEGAL COUNSEL TAX ADVISOR AND ACCOUNTANT AS TO LEGAL, ACCOUNTING, TAX AND RELATED MATTERS CONCERNING YOUR INVESTMENT.

No federal or state securities regulatory authority has passed on or approved the accuracy or adequacy of this Form C-AR or any attachment hereto. The Company has prepared and filed this Form C-AR pursuant to Regulation CF and will post a copy of this document to its website at https://countertopsmart.com no later than 120 days following the end of its fiscal year.

Ongoing Reporting

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year until it is no longer required to do so as provided below. Once posted, the annual report may be found on the Company's website at https://countertopsmart.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.


CountertopSmart, Inc.

FINANCIAL CONDITION OF COUNTERTOPSMART, INC.


Please see the financial information listed on the cover page of Form C-AR and attached hereto as Exhibit A. Additionally, reference to the financial condition of CountertopSmart, Inc. is referenced throughout this Form C-AR.

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of March 31, 2022, the Company had an aggregate of $29,068 in cash and cash equivalents, leaving the Company with approximately 2 months of runway.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

Other than raising capital, the Company's financial condition has not changed since December 31, 2021, except in the ordinary course of business.


COMPANY INFORMATION


Issuer Legal Name:	CountertopSmart, Inc.
Form of Organization:	Corporation
Jurisdiction in Which Issuer is Formed:	Delaware
Date of Organization:	January 15, 2019
Physical Address:	5103 Hedgewood Drive, Austin, TX 78745, United States
Web Site:	https://countertopsmart.com
Locations in Which the Company Conducts Business:	All 50 U.S. states


OFFICERS AND DIRECTORS


The names of the directors and officers (and any persons occupying a similar status or performing a similar function, including a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer and any person routinely performing similar functions) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years is included as follows:

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Zachary House	CEO	CountertopSmart - CEO, April 2016-Present	Tulane University - A.B. Freeman School of Business (2005)

CERTAIN BENEFICIAL OWNERSHIP OF THE COMPANY

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Zach House	5,462,000/Common Stock	50.80%
Tazio Diehl	3,558,000/Common Stock	33.09%

DESCRIPTION OF THE BUSINESS & BUSINESS PLAN

The Company is a direct-to-consumer, business-to-business, and wholesale global operation that produces houseware goods designed for optimal portability and sustainability. The Company's headquarters are in Austin, TX. The company began operations in 2016.

The Company's Products and/or Services

Product / Service	Description	Current Market
Lead Generation for Small projects	An online marketplace for fabricators to sell "partial slabs" to homeowners, construction professionals, and real estate professionals.	City-specific marketplaces targeting homeowners, construction, and real estate professionals.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

The Company faces no direct competition

Customer Base

Currently 70% homeowners, 25% construction professionals (contractors, remodelers, interior designers, countertop fabricators, cabinet shops), 5% real estate professionals.

Supply Chain

We obtain our online searchable inventory from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Anticipated Business Plan

CountertopSmart currently generates revenue by taking 50% of the sale price of each piece of stone sold through CountertopSmart, or sold directly to a CountertopSmart-generated lead. In addition, CountertopSmart charges a $2/stone inventory fee to all sellers on CountertopSmart.com, which is booked as revenue.

EMPLOYEES

The Company currently has 3 employees.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still working on implementing its business plan and its business plan may not be successful. There can be no assurance that we will ever operate profitably or that if profitability is achieved, we will be able to maintain profits regularly. While many companies successfully return capital to investors without achieving substantial profits, there is no guarantee that such an exit will occur or be available to the Company. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by non-mature companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak then characterized it as a pandemic on March 11, 2020. The outbreak has spread throughout Europe and the Middle East and there have been cases of COVID-19 in Canada and the United States, causing companies and various international jurisdictions to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. While these restrictions have largely been lifted, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time. Similarly, we cannot estimate whether or to what extent this outbreak and potential financial impact may extend to countries outside of those currently impacted. New waives or different variants of the virus could result in additional unforeseeable business disruptions. Additionally, the world or particular regions could experience pandemics related to other types of viruses, disease or similar, which could have substantial impacts on our business.

We may face potential difficulties in obtaining capital. We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will likely require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business. We may implement new lines of business at any time. Our business model is subject to significant risk and may not be thoroughly tested in the market. Therefore, we may have need to modify or completely change our business model. The failure to foresee market changes and reactions in which we operate could adversely impact our business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products. We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business. The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, we are dependent on Zachary House, our CEO.The Company has or intends to enter into employment agreements with Zachary House , however there can be no assurance that it will do so or that Zachary House will continue to be employed by the Company for a particular period of time. The loss of Zachary House could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people. We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations. Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business. Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer. We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR   INVESTMENT.

CAPITALIZATION, DEBT AND OWNERSHIP

The following is a discussion of certain rights the outstanding securities related to the Company's capitalization, including a brief discussion of: (a) the voting rights, (b) anti-dilution rights, (c) how the securities sold in reliance on Regulation CF may be limited or diluted by such class of security, and (d) additional material rights, in each case, of such class of security.

Equity

As of the date of this Form C-AR, the Company's outstanding equity securities consists of:

Type	Series Seed 1 Preferred Stock
Number of shares Authorized	980,000
Number of shares Outstanding	980,000
Par Value Per Share	$0.0001
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and sell additional preferred stock which will dilute the Crowd SAFE holders.
Percentage ownership of the Company by the holders of such security.*	6.8%
Other Material Terms	Holders of preferred stock have a 1x liquidation preference and customary conversion and other rights.

*The percentage interest here assumes: (1) exercise of all outstanding options; and (2) conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely to impact the actual percentages.

Type	Common Stock
Number of shares Authorized	15,000,000
Number of shares Outstanding	9,833,517
Par Value Per Share	$0.0001
Voting Rights	One vote per share.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Common Units which may dilute the Security.
Percentage ownership of the Company by the holders of such security.*	68%

*The percentage interest here assumes: (1) exercise of all outstanding options; and (2) conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely to impact the actual percentages.

Outstanding Options

As of the date of this Form C-AR, the Company has the following options outstanding:

Type	2019 Equity Incentive Plan
Number of shares Authorized / Outstanding	1,764,705 / 1,626,494
Voting Rights	1 Vote Per Share (subject to vesting and exercise)
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security*	12.2%

*The percentage interest here assumes: (1) exercise of all outstanding options; and (2) conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of $8,500,000 is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely to impact the actual percentages.

Safes, Convertible Notes, & Other Convertible Securities

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Crowd SAFE
Face Value	$111,080
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)*	1.1%
Valuation Cap	$8,500,000
Discount Rate	0%

Type	Convertible Notes
Face Value	$455,000
Voting Rights	None but will receive them upon conversion
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the notes will dilute SAFE holders.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)*	9.9%
Interest Rate	5%*
Valuation Cap	$4,000,000
Discount Rate	20%

*For purposes of calculating the percentage ownership of the Company by holders of this security, no interest has been included in such calculation.

Type	SAFEs
Face Value	$100,000
Voting Rights	None but will receive them upon conversion
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Post-money SAFEs are not subject to dilution and thus will dilute other SAFE holders.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)*	2%
Valuation Cap	$5,000,000
Discount Rate	20%

*The percentage interest here assumes: (1) exercise of all outstanding options; and (2) conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of $8,500,000 is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely to impact the actual percentages.

Outstanding Debt

The Company has the following debt outstanding:

Creditor	PPP Loan
Amount Outstanding	$47,300
Interest Rate and Amortization Schedule	0.98%
Description of Collateral	All Merchant Receivables and all accounts and payment intangibles
Other Material Terms	Loan subject to forgiveness under the CARES Act
Maturity Date	

Creditor	EIDL
Amount Outstanding	$206,900
Interest Rate and Amortization Schedule	3.75%
Description of Collateral	All tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software
Other Material Terms	Amount outstanding current as of 12/31/2021
Maturity Date	May 1, 2050

*No interest has been calculated in determining the fully diluted percentage. Additionally, for all convertible securities, the valuation cap of the security was used if available, or, if none, the valuation cap of the securities last sold via Regulation Crowdfunding. The percentage interests are intended to serve only as a guidepost and are subject to vary depending on the actual conversion terms and the priced round at which the securities convert (or the timing otherwise).

Restrictions on Transfer of Securities Sold in Reliance on Regulation CF

All securities sold in reliance on regulation CF may only be transferred or sold in accordance with the following:

(a) Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

(1) To the issuer of the securities;

(2) To an accredited investor;

(3) As part of an offering registered with the Commission; or

(4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(b) The term accredited investor means any person who comes within any of the categories set forth in 17 C.F.R. 230.501(a), or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

(c) The term member of the family of the purchaser or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

PRIOR OFFERINGS

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Number of Securities Issued	Use of Proceeds	Issue Date	Offering Exemption Relied Upon
Convertible Note	$25,000	1	Staffing, sales & marketing, product development, software subscriptions	May 2, 2019	Section 4(a)(2)
Convertible Note	$25,000	1	Staffing, sales & marketing, product development, software subscriptions	May 3, 2019	Section 4(a)(2)
Convertible Note	$25,000	1	Staffing, sales & marketing, product development, software subscriptions	May 3, 2019	Section 4(a)(2)
Convertible Note	$10,000	1	Staffing, sales & marketing, product development, software subscriptions	May 3, 2019	Section 4(a)(2)
Convertible Note	$10,000	1	Staffing, sales & marketing, product development, software subscriptions	May 3, 2019	Section 4(a)(2)
Convertible Note	$30,000	1	Staffing, sales & marketing, product development, software subscriptions	May 6, 2019	Section 4(a)(2)
Convertible Note	$25,000	1	Staffing, sales & marketing, product	May 7, 2019	Section 4(a)(2)

			development, software subscriptions		
Convertible Note	$25,000	1	Staffing, sales & marketing, product development, software subscriptions	May 8, 2019	Section 4(a)(2)
Convertible Note	$25,000	1	Staffing, sales & marketing, product development, software subscriptions	June 18, 2019	Section 4(a)(2)
Convertible Note	$25,000	1	Staffing, sales & marketing, product development, software subscriptions	November 12, 2019	Section 4(a)(2)
Convertible Note	$35,000	1	Staffing, sales & marketing, product development, software subscriptions	January 7, 2020	Section 4(a)(2)
Convertible Note	$75,000	1	Staffing, sales & marketing, product development, software subscriptions	January 28, 2020	Section 4(a)(2)
Convertible Note	$20,000	1	Staffing, sales & marketing, product development, software subscriptions	February 13, 2020	Section 4(a)(2)
Convertible Note	$30,000	1	Staffing, sales & marketing, product development, software	May 6, 2020	Section 4(a)(2)

			subscriptions		
Convertible Note	$35,000	1	Staffing, sales & marketing, product development, software subscriptions	August 19, 2020	Section 4(a)(2)
Preferred Units	$98,000	980,000	Staffing, sales & marketing, product development, software subscriptions	January 15, 2019	Section 4(a)(2)
Common Units	$9,833	9,833,517	Staffing, sales & marketing, product development, software subscriptions	January 15, 2019	Section 4(a)(2)
SAFE	$100,000	1	Staffing, sales & marketing, product development, software subscriptions	May 6, 2020	Section 4(a)(2)
Crowd SAFEs	$111,080	1	Working Capital	April 10, 2021	Regulation Crowdfunding
Stock Options	$0	1,689,072	N/A	August 26, 2020	Rule 701

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Person	Father of Tazio Diehl
Relationship	Father of Co-Founder
Amount of Interest	$10,000
Nature of Interest	Lender, who is the father of Tazio Diehl, a co-founder of the Company, loaned $20,000 to the Company, of which $10,000 has been repaid.

PRIOR COMPLIANCE WITH ONGOING REPORTING REQUIREMENTS

The Company concluded its Regulation Crowdfunding offering on April 12, 2021, and filed an initial Form C-AR on April 28, 2021.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Zachary House
_____
(Signature)

Zachary House
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Zachary House
_____
(Signature)

Zachary House
_____
(Name)

CEO
_____
(Title)

April 27, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Self-Certification of Financials

I, Zachary House, being the CEO of CountertopSmart, Inc., hereby certify as of the date of this Form C-AR that the financial statements of CountertopSmart, Inc. included in this Form are true and complete in all material respects.

/s/ Zachary House	
(Signature)	
Zachary House	
(Name)	
CEO	
(Title)	
April 27, 2022	
(Date)	

EXHIBIT A

Financial Statements

CountertopSmart Inc.

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1072 Bill.com Money Out Clearing	0.00
1110 Wells Fargo Checking (8388)	48,723.29
1120 Wells Fargo Savings (5312)	350.08
1130 Stripe Clearing Account	761.18
Total Bank Accounts	**$49,834.55**
Other Current Assets	
1220 Other Receivables	360.00
1320 Prepaid Expenses	3,493.00
1340 Undeposited Funds	0.00
1490 Other Current Assets	8,043.33
Total Other Current Assets	**$11,896.33**
Total Current Assets	**$61,730.88**
Fixed Assets	
1510 Computer & Network Hardware	0.00
1520 Equipment	11,711.98
1590 Accumulated Depreciation	-1,420.51
Total Fixed Assets	**$10,291.47**
Other Assets	
1990 Other Long-Term Assets	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$72,022.35**

CountertopSmart Inc.

Balance Sheet
As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2110 Accounts Payable (A/P)	1,708.50
Total Accounts Payable	**$1,708.50**
Credit Cards	
2120 Brex Credit Card	487.69
Total Credit Cards	**$487.69**
Other Current Liabilities	
2130 Accrued Expenses	81,332.19
2215 Accrued Payroll	4,470.98
2310 Stripe Advance Payable	1,148.06
2311 Stripe Advance Fee	12,065.00
Total 2310 Stripe Advance Payable	**13,213.06**
2320 Due to Randall House	20,000.00
2330 Due to Richard Diehl Sr	10,000.00
2340 Mainstreet Credit Advance	3,600.00
2350 BlueVine Line of Credit	3,333.32
2490 Other Current Liabilities	0.00
Total Other Current Liabilities	**$135,949.55**
Total Current Liabilities	**$138,145.74**
Long-Term Liabilities	
2510 Convertible Notes	535,000.00
2511 Accrued Interest - Convertible Notes	47,775.33
Total 2510 Convertible Notes	**582,775.33**
2520 Techstars Convertible Note	100,000.00
2521 Accrued Interest - Techstars Convertible Note	14,671.27
Total 2520 Techstars Convertible Note	**114,671.27**
2530 EIDL Loan	206,900.00
2540 PPP Loan	47,300.00
2550 SAFE Agreements	101,439.53
Total Long-Term Liabilities	**$1,053,086.13**
Total Liabilities	**$1,191,231.87**
Equity	
3000 Member Contributions	0.00
3110 Common Stock	977.09
3111 Additional Paid-in Capital - Common Stock	19,924.91
Total 3110 Common Stock	**20,902.00**

CountertopSmart Inc.

Balance Sheet
As of December 31, 2021

	TOTAL
3210 Preferred Stock	98.00
3211 Additional Paid-In Capital - Preferred Stock	97,902.00
Total 3210 Preferred Stock	**98,000.00**
3999 Retained Earnings	-908,434.94
Net Income	-329,676.58
Total Equity	**$ -1,119,209.52**
TOTAL LIABILITIES AND EQUITY	**$72,022.35**

CountertopSmart Inc.

Profit and Loss by Month

January - December 2021

	JAN 2021	FEB 2021	MAR 2021	APR 2021	MAY 2021	JUN 2021	JUL 2021	AUG 2021	SEP 2021	OCT 2021	NOV 2021	DEC 2021	TOTAL
Income													
4100 Gross Merchandise Value	45,465.59	67,523.68	45,027.71	49,250.05	50,937.16	81,447.86	43,936.66	76,445.49	73,897.82	75,952.69	57,096.23	109,516.40	$776,497.34
4200 Inventory Fees Collected	510.00	262.00	854.00	1,757.09	2,106.58	1,614.29	424.00	110.00	482.00	1,028.00	608.00		$9,755.96
4400 Shipping Income	450.00	150.00	1,090.00	610.00	1,740.00	4,575.00	1,115.00	450.00	300.00	600.00	600.00		$11,680.00
4500 Refunds	-2,875.17	-1,108.12	-9,158.90	-5,187.51	-3,347.67	-7,367.36	-5,494.35	-9,254.64	-7,067.95	-9,652.65	-9,127.56	-9,066.13	$ -78,708.01
4990 Seller Payouts	-22,644.98	-13,570.04	-20,398.48	-19,118.74	-26,186.31	-29,708.77	-26,356.94	-35,743.03	-37,969.89	-31,460.06	-31,982.85	-44,702.64	$ -339,842.73
Total Income	**$20,905.44**	**$53,257.52**	**$17,414.33**	**$27,310.89**	**$25,249.76**	**$50,561.02**	**$13,624.37**	**$32,007.82**	**$29,641.98**	**$36,467.98**	**$17,193.82**	**$55,747.63**	**$379,382.56**
Cost of Goods Sold													
5110 Web Hosting	713.44	714.28	715.62	715.53	715.27	727.35	726.44	715.24	725.06	724.61	712.48	749.45	$8,654.77
5210 Merchant Processing Fees	1,014.41	800.24	1,402.56	1,479.84	1,630.61	2,643.07	1,256.72	2,465.50	1,962.70	2,372.87	1,617.86	2,853.99	$21,500.37
5410 Shipping & Handling	743.40	110.37	1,129.91	2,895.90	271.31	1,412.83	1,926.59	2,651.71	1,714.29	1,147.44	1,749.81	2,049.67	$17,803.23
Total Cost of Goods Sold	**$2,471.25**	**$1,624.89**	**$3,248.09**	**$5,091.27**	**$2,617.19**	**$4,783.25**	**$3,909.75**	**$5,832.45**	**$4,402.05**	**$4,244.92**	**$4,080.15**	**$5,653.11**	**$47,958.37**
GROSS PROFIT	**$18,434.19**	**$51,632.63**	**$14,166.24**	**$22,219.62**	**$22,632.57**	**$45,777.77**	**$9,714.62**	**$26,175.37**	**$25,239.93**	**$32,223.06**	**$13,113.67**	**$50,094.52**	**$331,424.19**
Expenses													
6100 Payroll Expenses													$0.00
6110 Wages	10,000.00	7,538.46	12,153.84	15,192.30	12,153.84	12,153.84	16,016.80	23,587.14	23,176.20	24,826.66	26,001.91	26,022.37	$208,823.36
6120 Employer Portion of Benefits	1,214.30	1,214.30	1,214.30	1,214.30	1,214.30	1,214.30	1,308.35	1,308.35	1,308.35	1,308.35	1,308.35	1,308.35	$15,135.90
6130 Employer Portion of Tax	856.00	624.20	985.80	1,177.37	929.72	929.72	1,162.17	1,806.18	1,826.33	1,989.51	2,027.05	2,046.66	$16,360.71
6140 Payroll Fees	58.81	-120.00			81.09	314.85		233.12	292.46	269.58	328.95	290.78	$1,749.64
Total 6100 Payroll Expenses	**12,129.11**	**9,256.96**	**14,353.94**	**17,583.97**	**14,378.95**	**14,612.71**	**18,487.32**	**26,934.79**	**26,603.34**	**28,394.10**	**29,666.26**	**29,668.16**	**$242,069.61**
6190 Other Labor Related Expense	-447.53	7.00	77.00	105.00									$ -258.53
6200 Contractors													$0.00
6220 Contractors - Operations	4,494.07	3,648.52	5,801.94	10,932.32	10,676.17	11,550.74	2,616.18	6,503.41	7,300.53	6,750.09	7,785.66	2,495.77	$80,555.40
6230 Contractors - Marketing	1,050.00		1,050.00		1,050.00		1,577.00	1,050.00	1,050.00		1,050.00	1,050.00	$8,927.00
Total 6200 Contractors	**5,544.07**	**3,648.52**	**6,851.94**	**10,932.32**	**11,726.17**	**11,550.74**	**4,193.18**	**7,553.41**	**8,350.53**	**6,750.09**	**8,835.66**	**3,545.77**	**$89,482.40**
6300 Professional Services													$0.00
6310 Accounting	1,234.56	3,736.36	3,229.16	1,239.97	1,245.15	1,260.88	1,245.15	1,277.13	1,277.13	1,288.99	1,229.16	1,229.16	$19,492.80
6320 Consulting					398.00								$398.00
6330 Legal	1,500.00			3,947.59	1,035.00					1,178.00			$7,660.59
6340 Hiring & Recruiting				302.00	307.17			727.68	184.47	336.10			$1,857.42
6390 Other Professional Fees	1,990.00	1,990.00	1,990.00	1,990.00	1,990.00	1,990.00	2,290.00	4,775.00	4,746.48	5,085.61	4,858.84	4,913.90	$38,609.83
Total 6300 Professional Services	**4,724.56**	**5,726.36**	**5,219.16**	**7,479.56**	**4,975.32**	**3,250.88**	**3,535.15**	**6,779.81**	**6,208.08**	**7,888.70**	**6,088.00**	**6,143.06**	**$68,018.64**
6400 Marketing and Advertising													$0.00
6410 Digital Advertising	3,100.06	2,682.48	3,450.04	3,456.53	5,745.69	3,243.93	3,159.26	3,392.71	3,626.47	3,334.42	3,220.41	449.70	$38,861.70
6411 Paid Search	7,500.00	8,815.00	3,317.28	6,471.70	10,178.70	10,471.70	10,471.70	10,497.46	12,471.70	10,487.69	12,547.68	12,487.69	$115,718.30
6430 Print Advertising	404.19			610.60		782.75		84.66		57.36	86.32		$2,025.88
6450 Fabricator Sales Commissions	1,674.48	991.11	2,107.24	2,113.50	1,914.91	1,357.48	644.28	7,671.52	915.83	863.62	497.82	849.89	$21,601.68
Total 6400 Marketing and Advertising	**12,678.73**	**12,488.59**	**8,874.56**	**12,652.33**	**17,839.30**	**15,855.86**	**14,275.24**	**21,646.35**	**17,014.00**	**14,743.09**	**16,352.23**	**13,787.28**	**$178,207.56**
6510 Travel													$0.00
6512 Gas & Fuel	409.66	131.66	489.97	582.97	647.02	736.02	727.82	769.62	637.19	798.88	289.36	188.69	$6,408.86
6513 Ground Transportation								481.78					$481.78
6514 Hotel										123.17			$123.17
6515 Parking + Tolls			110.15				1,781.80	73.49	125.27	107.71	64.00	54.84	$2,317.26
Total 6510 Travel	**409.66**	**131.66**	**600.12**	**582.97**	**647.02**	**736.02**	**2,509.62**	**1,324.89**	**762.46**	**1,029.76**	**353.36**	**243.53**	**$9,331.07**
6520 Meals and Entertainment													$0.00
6521 Meals	5.10	24.98	100.94	1.60	226.58	170.09	134.39	59.95	75.94	279.32	181.61	44.47	$1,304.97
Total 6520 Meals and Entertainment	**5.10**	**24.98**	**100.94**	**1.60**	**226.58**	**170.09**	**134.39**	**59.95**	**75.94**	**279.32**	**181.61**	**44.47**	**$1,304.97**
6610 Rent Expense			550.00	300.00	350.00	350.00	2,000.00	2,000.00	3,000.00	3,000.00	3,000.00	3,000.00	$17,550.00
6620 Utilities	39.00	39.00	39.00	39.00	39.00	39.00	39.00	39.00	39.00	39.00	39.00	39.00	$468.00
6630 Telephone Expense								77.00	77.00	72.00	77.00	140.00	$443.00

CountertopSmart Inc.

Profit and Loss by Month

January - December 2021

	JAN 2021	FEB 2021	MAR 2021	APR 2021	MAY 2021	JUN 2021	JUL 2021	AUG 2021	SEP 2021	OCT 2021	NOV 2021	DEC 2021	TOTAL
6640 Repairs & Maintenance	160.00	251.21			398.10		11.34		100.29			64.89	$985.83
6650 Machinery & Equipment					208.07	3,162.38			358.51	38.95			$3,767.91
6710 Computer Equipment & Peripherals Expense	10.13		25.15	1,056.51	18.16	7.57	17.59	7.57	18.16	7.57	17.58	7.57	$1,193.56
6720 Office & Warehouse Supplies	324.57	280.08	726.37	230.42	854.38	703.51	2,130.79	721.97	228.63	1,321.89	1,853.56	569.71	$9,945.88
6730 Software													$0.00
6731 Software - CRM	119.71	45.69	149.19	126.11	100.10	169.10	353.44	453.50	326.30	237.45	274.02	255.55	$2,610.16
6732 Software - Development	69.91	41.57	72.48	41.57	41.57	41.57	41.57	41.57	41.57	41.57	41.57	41.57	$558.09
6733 Administrative Software Subscriptions	700.66	716.67	702.83	896.71	828.72	376.21	376.21	897.88	793.88	963.89	952.06	874.26	$9,079.98
Total 6730 Software	**890.28**	**803.93**	**924.50**	**1,064.39**	**970.39**	**586.88**	**771.22**	**1,392.95**	**1,161.75**	**1,242.91**	**1,267.65**	**1,171.38**	**$12,248.23**
6840 Insurance Expense	467.00		467.00		467.00	220.50	220.50	212.11	211.99	211.99	123.58	123.58	$2,725.25
6850 Bank Service Charges	27.01	27.01	27.01	27.01	27.01	27.01	27.01	177.01	27.01	57.01	132.51	27.01	$609.62
6920 Depreciation Expense				84.47	106.07	127.67	149.27	172.23	195.20	195.20	195.20	195.20	$1,420.51
Total Expenses	**$36,961.69**	**$32,685.30**	**$38,836.69**	**$52,139.55**	**$53,231.52**	**$51,400.82**	**$48,501.62**	**$69,099.04**	**$64,431.89**	**$65,271.58**	**$68,183.20**	**$58,770.61**	**$639,513.51**
NET OPERATING INCOME	$ -18,527.50	$18,947.33	$ -24,670.45	$ -29,919.93	$ -30,598.95	$ -5,623.05	$ -38,787.00	$ -42,923.67	$ -39,191.96	$ -33,048.52	$ -55,069.53	$ -8,676.09	$ -308,089.32
Other Income													
7110 Interest Income	0.01			0.01		0.01		0.01		29.48		0.01	$29.53
7120 Other Non-Operating Income	30.91		263.16							15,248.80			$15,542.87
Total Other Income	**$30.92**	**$0.00**	**$263.16**	**$0.01**	**$0.00**	**$0.01**	**$0.00**	**$0.01**	**$0.00**	**$15,278.28**	**$0.00**	**$0.01**	**$15,572.40**
Other Expenses													
7210 Interest Expense	2,614.75	2,394.88	2,614.75	2,541.48	2,614.77	5,528.15	2,942.20	2,942.20	2,972.10	3,141.28	3,383.06	3,470.04	$37,159.66
Total Other Expenses	**$2,614.75**	**$2,394.88**	**$2,614.75**	**$2,541.48**	**$2,614.77**	**$5,528.15**	**$2,942.20**	**$2,942.20**	**$2,972.10**	**$3,141.28**	**$3,383.06**	**$3,470.04**	**$37,159.66**
NET OTHER INCOME	**$ -2,583.83**	**$ -2,394.88**	**$ -2,351.59**	**$ -2,541.47**	**$ -2,614.77**	**$ -5,528.14**	**$ -2,942.20**	**$ -2,942.19**	**$ -2,972.10**	**$12,137.00**	**$ -3,383.06**	**$ -3,470.03**	**$ -21,587.26**
NET INCOME	**$ -21,111.33**	**$16,552.45**	**$ -27,022.04**	**$ -32,461.40**	**$ -33,213.72**	**$ -11,151.19**	**$ -41,729.20**	**$ -45,865.86**	**$ -42,164.06**	**$ -20,911.52**	**$ -58,452.59**	**$ -12,146.12**	**$ -329,676.58**

CountertopSmart Inc.

Statement of Cash Flows

January - December 2021

	JAN 2021	FEB 2021	MAR 2021	APR 2021	MAY 2021	JUN 2021	JUL 2021	AUG 2021	SEP 2021	OCT 2021	NOV 2021	DEC 2021	TOTAL
OPERATING ACTIVITIES													
Net Income	-21,111.33	16,552.45	-27,022.04	-32,461.40	-33,213.72	-11,151.19	-41,729.20	-45,865.86	-42,164.06	-20,911.52	-58,452.59	-12,146.12	$ -329,676.58
Adjustments to reconcile Net Income to Net Cash provided by operations:													$0.00
1220 Other Receivables				-360.00									$ -360.00
1320 Prepaid Expenses	499.00	499.00	499.00	499.00	499.00			-5,489.00	499.00	499.00	499.00	499.00	$ -998.00
1490 Other Current Assets					342.85	-4,272.18							$ -3,929.33
2110 Accounts Payable (A/P)	838.00	169.43	-779.02	0.00				0.00					$228.41
2120 Brex Credit Card	0.00	-303.81	344.47	536.57	-409.34	0.00	0.00	0.00	0.00	15.99	0.00	0.00	$183.88
2130 Accrued Expenses	378.72	821.68	779.82	-733.06	2,264.91	408.48	-1,429.20	5,050.38	-438.50	-812.38	-396.69	-226.11	$5,668.05
2215 Accrued Payroll	-461.53							6,567.91	5,861.04	-4,501.02	-72.81	-3,384.14	$4,009.45
2310 Stripe Advance Payable	-6,999.12	-4,059.87	-7,130.85	-7,530.04	-8,300.54	78,720.90	-8,443.71	-16,653.11	-13,502.19	-16,064.65	-10,930.81	-19,390.52	$ -40,284.51
2311 Stripe Advance Payable:Stripe Advance Fee						5,894.00							$5,894.00
2330 Due to Richard Diehl Sr				-10,000.00									$ -10,000.00
2340 Mainstreet Credit Advance						7,200.00	-600.00	-600.00	-600.00	-600.00	-600.00	-600.00	$3,600.00
2350 BlueVine Line of Credit								5,000.00	-416.67	-416.67	-416.67	-416.67	$3,333.32
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-5,744.93	-2,873.57	-6,286.58	-17,587.53	-5,603.12	87,951.20	-10,472.91	-6,123.82	-8,597.32	-21,879.73	-11,917.98	-23,518.44	$ -32,654.73
Net cash provided by operating activities	$ -26,856.26	$13,678.88	$ -33,308.62	$ -50,048.93	$ -38,816.84	$76,800.01	$ -52,202.11	$ -51,989.68	$ -50,761.38	$ -42,791.25	$ -70,370.57	$ -35,664.56	$ -362,331.31
INVESTING ACTIVITIES													
1520 Equipment			-3,441.76	-1,626.23	-1,296.07	-2,592.14	-1,377.89	-1,377.89					$ -11,711.98
1590 Accumulated Depreciation				84.47	106.07	127.67	149.27	172.23	195.20	195.20	195.20	195.20	$1,420.51
1990 Other Long-Term Assets	342.83	342.83	342.83	342.85		-4,021.67	670.28	670.28	670.28	670.28	670.28	670.27	$1,371.34
Net cash provided by investing activities	$342.83	$342.83	$ -3,098.93	$ -1,198.91	$ -1,190.00	$ -6,486.14	$ -558.34	$ -535.38	$865.48	$865.48	$865.48	$865.47	$ -8,920.13
FINANCING ACTIVITIES													
2510 Convertible Notes										100,000.00			$100,000.00
2511 Convertible Notes:Accrued Interest - Convertible Notes	1,847.26	1,668.49	1,847.26	1,787.67	1,847.26	1,787.67	1,847.26	1,847.26	1,787.67	1,943.15	2,198.63	2,271.92	$22,681.50
2521 Techstars Convertible Note:Accrued Interest - Techstars Convertible Note	424.66	383.56	424.66	410.96	424.66	410.96	424.66	424.66	410.96	424.66	410.96	424.66	$5,000.02
2530 EIDL Loan								140,800.00					$140,800.00
2550 SAFE Agreements			33,065.00	68,374.53									$101,439.53
Net cash provided by financing activities	$2,271.92	$2,052.05	$35,336.92	$70,573.16	$2,271.92	$2,198.63	$2,271.92	$143,071.92	$2,198.63	$102,367.81	$2,609.59	$2,696.58	$369,921.05
NET CASH INCREASE FOR PERIOD	$ -24,241.51	$16,073.76	$ -1,070.63	$19,325.32	$ -37,734.92	$72,512.50	$ -50,488.53	$90,546.86	$ -47,697.27	$60,442.04	$ -66,895.50	$ -32,102.51	$ -1,330.39

CountertopSmart Inc.

BALANCE SHEET

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1072 Bill.com Money Out Clearing	0.00
1110 Wells Fargo Checking (8388)	50,505.85
1120 Wells Fargo Savings (5312)	350.03
1130 Stripe Clearing Account	309.06
Total Bank Accounts	**$51,164.94**
Other Current Assets	
1320 Prepaid Expenses	2,495.00
1490 Other Current Assets	4,114.00
Total Other Current Assets	**$6,609.00**
Total Current Assets	**$57,773.94**
Fixed Assets	
1510 Computer & Network Hardware	0.00
Total Fixed Assets	**$0.00**
Other Assets	
1990 Other Long-Term Assets	1,371.34
Total Other Assets	**$1,371.34**
TOTAL ASSETS	**$59,145.28**

CountertopSmart Inc.

BALANCE SHEET

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2110 Accounts Payable (A/P)	1,480.09
Total Accounts Payable	**$1,480.09**
Credit Cards	
2120 Brex Credit Card	303.81
Total Credit Cards	**$303.81**
Other Current Liabilities	
2130 Accrued Expenses	75,664.14
2210 Accrued Payroll	461.53
2310 Stripe Advance Payable - Orig. 10/4/19	41,432.57
2311 Stripe Advance Fee	6,171.00
Total 2310 Stripe Advance Payable - Orig. 10/4/19	**47,603.57**
2320 Due to Randall House	20,000.00
2330 Due to Richard Diehl	20,000.00
2490 Other Current Liabilities	0.00
Total Other Current Liabilities	**$163,729.24**
Total Current Liabilities	**$165,513.14**
Long-Term Liabilities	
2510 Convertible Notes	435,000.00
2511 Accrued Interest - Convertible Notes	25,093.83
Total 2510 Convertible Notes	**460,093.83**
2520 Techstars Convertible Note	100,000.00
2521 Accrued Interest - Techstars Convertible Note	9,671.25
Total 2520 Techstars Convertible Note	**109,671.25**
2530 EIDL Loan	66,100.00
2540 PPP Loan	47,300.00
Total Long-Term Liabilities	**$683,165.08**
Total Liabilities	**$848,678.22**
Equity	
3000 Member Contributions	0.00
3110 Common Stock	977.09
3111 Additional Paid-in Capital - Common Stock	19,924.91
Total 3110 Common Stock	**20,902.00**
3210 Preferred Stock	98.00
3211 Additional Paid-In Capital - Preferred Stock	97,902.00
Total 3210 Preferred Stock	**98,000.00**

CountertopSmart Inc.

BALANCE SHEET

As of December 31, 2020

	TOTAL
3999 Retained Earnings	-544,150.97
Net Income	-364,283.97
Total Equity	**$ -789,532.94**
TOTAL LIABILITIES AND EQUITY	**$59,145.28**

CountertopSmart Inc.

PROFIT AND LOSS BY MONTH

January - December 2020

	JAN 2020	FEB 2020	MAR 2020	APR 2020	MAY 2020	JUN 2020	JUL 2020	AUG 2020	SEP 2020	OCT 2020	NOV 2020	DEC 2020	TOTAL
Income													
4100 Gross Merchandise Value	43,502.39	44,785.90	33,354.34	36,844.39	39,417.10	49,632.54	44,308.45	44,147.47	60,675.45	57,440.29	34,717.82	29,802.66	$518,628.80
4200 Inventory Fees Collected							800.00	880.00	546.00	294.00	294.00	1,597.60	$4,411.60
4400 Shipping Income							410.00	300.00	300.00	300.00	300.00	450.00	$2,060.00
4500 Refunds	-3,079.86	-2,626.52	-4,229.71	-2,840.38	-3,298.52	-5,069.16	-4,074.95	-2,791.56	-5,914.67	-3,914.93	-7,516.17	-4,007.20	$ -49,363.63
4990 Seller Payouts	-19,260.34	-19,604.55	-14,528.56	-17,897.32	-19,650.27	-22,049.35	-18,194.01	-18,852.99	-26,213.66	-20,935.42	-16,457.78	-15,568.19	$ -229,212.44
Total Income	**$21,162.19**	**$22,554.83**	**$14,596.07**	**$16,106.69**	**$16,468.31**	**$22,514.03**	**$23,249.49**	**$23,682.92**	**$29,393.12**	**$33,183.94**	**$11,337.87**	**$12,274.87**	**$246,524.33**
Cost of Goods Sold													
5110 Web Hosting	184.69	199.95	408.04	427.68	428.22	408.45	442.29	591.14	713.39	713.24	713.67	714.39	$5,945.15
5210 Merchant Processing Fees	1,848.54	1,133.02	1,900.03	981.97	1,271.75	1,382.06	1,557.97	1,351.49	1,832.27	1,751.16	1,040.47	1,809.28	$17,860.01
5410 Shipping													$0.00
5411 Freight		16.50		303.50	16.50	1,262.89	53.77	281.32	1,183.86	734.86	1,833.70	481.37	$6,168.27
5412 Handling				36.85	100.40	95.80	43.30	307.55	431.98	148.39			$1,164.27
Total 5410 Shipping		**16.50**		**340.35**	**116.90**	**1,358.69**	**97.07**	**588.87**	**1,615.84**	**883.25**	**1,833.70**	**481.37**	**$7,332.54**
Total Cost of Goods Sold	**$2,033.23**	**$1,349.47**	**$2,308.07**	**$1,750.00**	**$1,816.87**	**$3,149.20**	**$2,097.33**	**$2,531.50**	**$4,161.50**	**$3,347.65**	**$3,587.84**	**$3,005.04**	**$31,137.70**
GROSS PROFIT	**$19,128.96**	**$21,205.36**	**$12,288.00**	**$14,356.69**	**$14,651.44**	**$19,364.83**	**$21,152.16**	**$21,151.42**	**$25,231.62**	**$29,836.29**	**$7,750.03**	**$9,269.83**	**$215,386.63**
Expenses													
6100 Payroll Expenses													$0.00
6110 Wages	16,933.82	20,583.64	20,146.47	15,621.55	23,232.41	22,147.93	28,166.15	23,210.16	22,998.79	24,076.39	21,133.32	15,946.14	$254,196.77
6120 Employer Portion of Benefits	1,174.08	1,174.08	1,174.08	1,174.08	1,174.08	1,174.08	979.48	1,214.30	1,214.30	1,214.30	1,214.30	1,214.30	$14,095.46
6130 Employer Portion of Tax	1,454.09	1,438.84	1,261.24	842.58	1,338.73	1,235.72	1,544.65	1,235.72	1,235.72	1,235.72	1,180.91	910.35	$14,914.27
6140 Payroll Fees	442.16	114.58	392.28	512.44	696.94	493.36	501.07	429.40	293.34	462.17	504.16	329.59	$5,171.49
Total 6100 Payroll Expenses	**20,004.15**	**23,311.14**	**22,974.07**	**18,150.65**	**26,442.16**	**25,051.09**	**31,191.35**	**26,089.58**	**25,742.15**	**26,988.58**	**24,032.69**	**18,400.38**	**$288,377.99**
6150 Training & Education		72.00											$72.00
6190 Other Labor Related Expense	70.00		70.00		35.00	35.00				70.00	77.00	119.00	$476.00
6200 Contractors													$0.00
6210 Contractors - Web Development										1,307.13			$1,307.13
6220 Contractors - Operations	274.45	818.70						179.23	490.22			40.00	$1,802.60
6230 Contractors - Marketing							1,050.00	1,050.00	1,050.00	1,050.00	1,050.00	1,050.00	$6,300.00
Total 6200 Contractors	**274.45**	**818.70**					**1,050.00**	**1,229.23**	**1,540.22**	**2,357.13**	**1,050.00**	**1,090.00**	**$9,409.73**
6300 Professional Services													$0.00
6310 Accounting	669.20	570.20	570.20	570.20	570.20	570.20	2,265.00	1,219.16	1,210.95	1,241.76	1,350.28	3,404.09	$14,211.44
6330 Legal	252.00				7,474.28				2,652.50		1,480.09	0.00	$11,858.87
6390 Other Professional Fees	1,990.00	1,990.00	1,990.00	1,990.00	1,990.00	1,990.00	1,990.00	1,990.00	1,990.00	1,990.00	1,990.00	2,095.00	$23,985.00
Total 6300 Professional Services	**2,911.20**	**2,560.20**	**2,560.20**	**2,560.20**	**10,034.48**	**2,560.20**	**4,255.00**	**3,209.16**	**5,853.45**	**3,231.76**	**4,820.37**	**5,499.09**	**$50,055.31**
6400 Marketing and Advertising													$0.00
6410 Digital Advertising	3,115.14	4,877.25	4,304.78			2,440.63	6,301.37	7,823.04	10,843.66	10,378.57	9,252.52	7,313.93	$66,650.89
6411 Paid Search	8,083.82	8,054.51	7,680.40	1,765.90	3,219.67	4,793.15	5,293.15	7,293.15	5,303.81	10,000.00	8,607.62	4,303.81	$74,398.99
6430 Print Advertising	-3,000.00	5,225.00	1,225.00	3,075.00	1,225.00	404.27	404.15			1,850.00	1,850.00		$12,258.42
6450 Fabricator Sales Commissions	1,778.17				1,377.38	138.13	2,299.12	2,983.45	2,271.70	2,834.35	274.92	-1,321.95	$12,635.27
6490 Other Advertising and Marketing	6,000.00	2,000.00											$8,000.00
Total 6400 Marketing and Advertising	**15,977.13**	**20,156.76**	**13,210.18**	**4,840.90**	**5,822.05**	**7,776.18**	**14,297.79**	**18,099.64**	**18,419.17**	**25,062.92**	**19,985.06**	**10,295.79**	**$173,943.57**
6510 Travel													$0.00
6512 Gas & Fuel	318.87	356.35	296.46	373.65	315.56	392.10	431.36	649.85	493.80	345.26	485.49	405.67	$4,864.42
6515 Parking + Tolls	41.42	8.15	7.32		37.65		39.97					38.60	$173.11
6519 Other Travel Expenses			40.00										$40.00
Total 6510 Travel	**360.29**	**364.50**	**343.78**	**373.65**	**353.21**	**392.10**	**471.33**	**649.85**	**493.80**	**345.26**	**485.49**	**444.27**	**$5,077.53**

CountertopSmart Inc.

PROFIT AND LOSS BY MONTH

January - December 2020

	JAN 2020	FEB 2020	MAR 2020	APR 2020	MAY 2020	JUN 2020	JUL 2020	AUG 2020	SEP 2020	OCT 2020	NOV 2020	DEC 2020	TOTAL
6520 Meals and Entertainment													$0.00
6521 Meals	38.31	97.20	56.14	33.30	70.00	18.19	40.08	30.00	81.99			17.32	$482.53
Total 6520 Meals and Entertainment	**38.31**	**97.20**	**56.14**	**33.30**	**70.00**	**18.19**	**40.08**	**30.00**	**81.99**			**17.32**	**$482.53**
6620 Utilities	39.00	39.00	39.00	39.00	39.00	39.00	39.00	39.00	39.00	39.00	39.00	39.00	$468.00
6640 Repairs & Maintenance							800.60	669.65					$1,470.25
6710 Computer Equipment & Peripherals Expense	345.51	421.76	18.23	747.37	28.66	303.32	18.01	7.57	17.95	7.57	17.58	7.57	$1,941.10
6720 Office Supplies	66.46	246.77	10.81	120.59	318.55	190.77	201.64	449.15	575.85	1,217.14	405.35	642.65	$4,445.73
6730 Software													$0.00
6731 Software - CRM	120.19	118.37	118.37	118.37	118.37	118.37	118.37	118.37	118.37	118.37	118.85	119.71	$1,424.08
6732 Software - Development	506.00	1,475.13	545.00	545.00	545.00	46.00	46.00	46.00	46.00	46.00	39.00	53.00	$3,938.13
6733 Administrative Software Subscriptions			190.00	65.00	65.00	564.00	638.62	638.62	638.62	778.57	651.40	663.40	$4,893.23
Total 6730 Software	**626.19**	**1,593.50**	**853.37**	**728.37**	**728.37**	**728.37**	**802.99**	**802.99**	**802.99**	**942.94**	**809.25**	**836.11**	**$10,255.44**
6810 Charitable Contributions										250.00			$250.00
6820 Taxes and Licenses		450.00											$450.00
6840 Insurance Expense	587.04							220.50			707.50		$1,515.04
6850 Bank Service Charges	67.01	42.01	27.01	27.01	42.01	27.01	27.01	42.01	27.01	27.01	42.01	27.01	$424.12
Total Expenses	**$41,366.74**	**$50,173.54**	**$40,162.79**	**$27,621.04**	**$43,913.49**	**$37,121.23**	**$53,194.80**	**$51,538.33**	**$53,593.58**	**$60,539.31**	**$52,471.30**	**$37,418.19**	**$549,114.34**
NET OPERATING INCOME	$ -22,237.78	$ -28,968.18	$ -27,874.79	$ -13,264.35	$ -29,262.05	$ -17,756.40	$ -32,042.64	$ -30,386.91	$ -28,361.96	$ -30,703.02	$ -44,721.27	$ -28,148.36	$ -333,727.71
Other Income													
7110 Interest Income			0.01						0.01				$0.02
Total Other Income	**$0.00**	**$0.00**	**$0.01**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.01**	**$0.00**	**$0.00**	**$0.00**	**$0.02**
Other Expenses													
7210 Interest Expense	7,096.16	2,036.05	2,136.50	2,029.90	2,075.27	1,965.60	1,974.62	2,027.36	2,055.18	2,123.29	2,421.60	2,614.75	$30,556.28
Total Other Expenses	**$7,096.16**	**$2,036.05**	**$2,136.50**	**$2,029.90**	**$2,075.27**	**$1,965.60**	**$1,974.62**	**$2,027.36**	**$2,055.18**	**$2,123.29**	**$2,421.60**	**$2,614.75**	**$30,556.28**
NET OTHER INCOME	$ -7,096.16	$ -2,036.05	$ -2,136.49	$ -2,029.90	$ -2,075.27	$ -1,965.60	$ -1,974.62	$ -2,027.36	$ -2,055.17	$ -2,123.29	$ -2,421.60	$ -2,614.75	$ -30,556.26
NET INCOME	$ -29,333.94	$ -31,004.23	$ -30,011.28	$ -15,294.25	$ -31,337.32	$ -19,722.00	$ -34,017.26	$ -32,414.27	$ -30,417.13	$ -32,826.31	$ -47,142.87	$ -30,763.11	$ -364,283.97

CountertopSmart Inc.

STATEMENT OF CASH FLOWS

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-364,283.97
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1320 Prepaid Expenses	587.04
1490 Other Current Assets	-4,114.00
2110 Accounts Payable (A/P)	1,480.09
2120 Brex Credit Card	303.81
2130 Accrued Expenses	1,126.21
2210 Accrued Payroll	-3,562.65
2310 Stripe Advance Payable - Orig. 10/4/19	24,500.04
2311 Stripe Advance Payable - Orig. 10/4/19:Stripe Advance Fee	6,171.00
2320 Due to Randall House	20,000.00
2330 Due to Richard Diehl	20,000.00
2490 Other Current Liabilities	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**66,491.54**
Net cash provided by operating activities	**$ -297,792.43**
INVESTING ACTIVITIES	
1990 Other Long-Term Assets	-1,371.34
Net cash provided by investing activities	**$ -1,371.34**
FINANCING ACTIVITIES	
2510 Convertible Notes	210,000.00
2511 Convertible Notes:Accrued Interest - Convertible Notes	18,493.21
2521 Techstars Convertible Note:Accrued Interest - Techstars Convertible Note	5,013.72
2530 EIDL Loan	66,100.00
2540 PPP Loan	47,300.00
Net cash provided by financing activities	**$346,906.93**
NET CASH INCREASE FOR PERIOD	**$47,743.16**
Cash at beginning of period	3,421.78
CASH AT END OF PERIOD	**$51,164.94**